UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 26, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

25 March 2014

CSR plc

(the “Company”)

Announcement of the allotment of ordinary shares in the Company to Directors

The Company announces that on 25 March 2014, pursuant to the vesting of awards granted under the CSR plc 2011 Executive Incentive Plan, ordinary shares of par value £0.001, in the Company were allotted to each of the directors named in the table below.

The respective holdings of each of the directors in the ordinary shares of the Company immediately before and after the allotments are stated in the table below.

	Shares allotted*	Shareholding before the allotment	Shareholding after the allotment
J van Beurden	33,224	245,290	278,514
W Gardiner	25,051	235,591	260,642
C Ladas	15,980	43,117	59,097

*	net of shares withheld to satisfy taxes arising on vesting

ENDS

25 March 2014

CSR plc

(the “Company”)

Announcement of the allotment of ordinary shares in the Company to Persons Discharging Managerial Responsibility

The Company announces that on 25 March 2014, pursuant to the vesting of awards granted under the CSR plc 2011 Executive Incentive Plan, ordinary shares of par value £0.001, in the Company were allotted to each of the PDMRs named in the table below.

The respective holdings of each of the PDMRs in the ordinary shares of the Company immediately before and after the allotments are stated in the table below.

	Shares allotted*	Shareholding before the allotment	Shareholding after the allotment
A Dolinko	20,910	84,824	105,734
A Murray	17,342	39,961	57,303

*	net of shares withheld to satisfy taxes arising on vesting

ENDS